UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

PENN VIRGINIA CORPORATION

(Exact name of registrant as specified in its charter)

Virginia (State or other jurisdiction of incorporation)	23-1184320 (I.R.S. Employer Identification No.)

14701 St. Mary’s Lane, Suite 275 (Address of principal executive offices)	77079 (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common Stock, $0.01 par value per share	The NASDAQ Stock Market LLC

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c) or (e), check the following box. ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d) or (e), check the following box. ☐

Securities Act registration statement file number to which this form relates:

Not applicable

Securities to be registered pursuant to Section 12(g) of the Act: None

Item 1. Description of Registrant’s Securities to be Registered.

The following summary of certain provisions of the capital stock of Penn Virginia Corporation, a Virginia corporation (the “Company,” “we,” “our”), does not purport to be complete and is subject to and is qualified in its entirety by our Articles of Incorporation, our Bylaws and the Shareholders Agreement. We urge you to read our Articles of Incorporation, our Bylaws and the Shareholders Agreement, which are filed as an exhibit to this registration statement.

Authorized Capitalization

The Company’s authorized capital stock consists of 50,000,000 shares, which includes 45,000,000 shares of common stock, par value $0.01 per share, and 5,000,000 shares of preferred stock, par value $0.01 per share.

Common Stock

Dividends

Subject to the rights of any series of preferred stock that we may issue, the holders of common stock may receive dividends when declared by the Board of Directors (the “Board”). Dividends may be paid in cash, in property or in shares of stock, or in any combination thereof.

Fully Paid

All outstanding shares of common stock are fully paid and non-assessable.

Voting Rights

Subject to the special voting rights of any preferred stock that we may issue, the holders of common stock may vote one vote for each share held together as a single class in the election of directors and on all other matters voted upon by our shareholders. Directors are elected by a plurality of the votes cast in the election for such director nominee, and holders of common stock may not cumulate their votes in the elections of directors. Except as described under “Shareholders Agreement” below, the affirmative vote of more than two-thirds of our outstanding shares of common stock is required for amendments to our Articles of Incorporation, the approval of mergers, statutory share exchanges, certain sales or other dispositions of assets outside the usual and regular course of business, conversions, domestications and dissolutions. However, holders of our common stock are not entitled to vote on any amendment to our Articles of Incorporation that relates solely to the terms of any one or more series of preferred stock. The affirmative vote of at least 67% of our outstanding shares of common stock is required to amend the “Corporate Opportunity” provisions of our Articles of Incorporation described below. All other matters to be voted on by shareholders must be approved by a majority of the votes cast on the matter.

Liquidation Rights

If we dissolve our business, either voluntarily or not, holders of common stock will share equally in the assets remaining after we pay our creditors and preferred shareholders.

Drag-Along Rights

At any time prior to the listing of our common stock on a national securities exchange in the United States (a “Public Listing”), when a holder or group of holders of our common stock (the “Approving Shareholders”) propose to sell or otherwise dispose of more than 50% of our common stock to a third party, each holder of our common stock who is not an Approving Shareholder must vote in favor of, consent to and raise no objections to the proposed sale.

Tag-Along Rights

At any time prior to a Public Listing, a holder or group of holders of our common stock (the “Prospective Selling Shareholders”) who propose to sell or otherwise dispose of 25% or more of our common stock to a third party (other than in connection with an underwritten initial public offering that results in either: (1) aggregate cash proceeds over $75 million dollars or (2) at least 20% of our outstanding common stock being issued and sold to the public) must allow holders of our common stock who are not Prospective Selling Shareholders to participate in the proposed sale.

Other Rights

Except as described under “Shareholders Agreement” below, the holders of common stock have no preemptive rights to purchase our shares of common stock. Shares of common stock are not subject to any redemption or sinking fund provisions and are not convertible into any of our other securities.

Shareholders Agreement

In connection with our emergence from bankruptcy in September 2016, we entered into the Shareholders Agreement with certain shareholders, providing for certain shareholders’ rights, including minority shareholder protections (including amendment provisions relating to such minority shareholder protections). Among other things, the Shareholders Agreement provides for the following:

Restrictions on Authority of the Board. Subject to specified exceptions, the Shareholders Agreement provides that we may not, and may not permit our subsidiaries to, take certain actions without approval of the holders of a majority of our outstanding common stock, including, without limitation, a merger, consolidation, reorganization, sale of all or substantially all assets or liquidation, an increase in the number of authorized shares of common stock, an amendment of the organizational documents of any of our material subsidiaries (other than certain administrative amendments, amendments required by applicable law or immaterial amendments or modifications deemed necessary or appropriate by the Board that does not adversely affect the rights or obligations of any party thereto) or entry into a material new line of business substantially unrelated to the line of business currently conducted by us or any of our subsidiaries as of the date of the Shareholders Agreement.

Information Rights. The Shareholders Agreement provides shareholders party to the Shareholders Agreement with certain information rights with respect to the Company.

Preemptive Rights. The Shareholders Agreement provides preemptive rights to shareholders holding at least 0.5% of our outstanding common stock, exercisable under certain circumstances upon the issuance of new capital stock or convertible securities, options or warrants to purchase new capital stock.

Drag-Along and Tag-Along Rights. The shareholders party to the Shareholders Agreement acknowledge therein that they are subject to the drag-along and tag-along provisions set forth in the our Articles of Incorporation, as described under “ – Drag-Along Rights” and “ – Tag-Along Rights” above.

Transfer Rights. Any person that acquires shares of our common stock in accordance with the terms of the Shareholders Agreement and executes a joinder to the Shareholders Agreement, in form and substance reasonably satisfactory to the Company, will be entitled to the rights in and be bound by the Shareholders Agreement.

Amendment. Generally, amendments to the Shareholders Agreement must be approved by a majority of the outstanding shares of common stock subject to the Shareholders Agreement. However, amendments to certain provisions of the Shareholders Agreement require the approval of all shareholders who may be adversely affected by the amendment to such provisions or who would be disproportionately adversely affected relative to other shareholders by the amendment.

Termination. The Shareholders Agreement will terminate upon the earliest to occur of (i) the written agreement of the shareholders party to the Shareholders Agreement, or their successors in interest, (ii) the unanimous written consent of all shareholders of our capital stock, (iii) our dissolution, liquidation or winding up and (iv) a Public Listing.

Preferred Stock

The Board can, without approval of shareholders, issue one or more series of preferred stock. Subject to the provisions of our Articles of Incorporation and limitations prescribed by law, the Board may adopt an amendment to our Articles of Incorporation describing the number of shares of each series and the rights, preferences and limitations of each series, including the dividend rights, voting rights, conversion rights, redemption rights and any liquidation preferences of any wholly unissued series of preferred stock, the number of shares constituting each series and the terms and conditions of issue.

Undesignated preferred stock may enable the Board to render more difficult or to discourage an attempt to obtain control of us by means of a tender offer, proxy contest, merger or otherwise, and to thereby protect the continuity of our management. The issuance of shares of preferred stock may adversely affect the rights of the holders of our common stock. For example, any preferred stock issued may rank prior to our common stock as to dividend rights, liquidation preference or both, may have full or limited voting rights and may be convertible into shares of common stock. As a result, the issuance of shares of preferred stock may discourage bids for our common stock or may otherwise adversely affect the market price of our common stock or any existing preferred stock.

Anti-Takeover Provisions

Certain provisions in our Articles of Incorporation and our Bylaws, as well as certain provisions of Virginia law, may make more difficult or discourage a takeover of our business.

Certain Provisions of Our Articles of Incorporation and Our Bylaws

Shareholder Action by Unanimous Consent. Our Articles of Incorporation provide that until the date on which we complete a Public Listing or complete an initial public offering (as defined in our Articles of Incorporation), any action permitted to be taken at any annual or special meeting of shareholders may be taken without a meeting, without prior notice and without a vote if a consent in writing is signed by the number of shareholders required to authorize the action at a meeting. After the date on which we complete a Public Listing or we complete an initial public offering, any action that could be taken by shareholders at a meeting may be taken, instead, without a meeting and without notice if a consent in writing is signed by all the shareholders entitled to vote on the action.

Blank Check Preferred Stock. Our restated articles of incorporation authorize the issuance of blank check preferred stock. As described above under “– Preferred Stock,” the Board can set the voting rights, redemption rights, conversion rights and other rights relating to such preferred stock and could issue such stock in either private or public transactions. In some circumstances, the blank check preferred stock could be issued and have the effect of preventing a merger, tender offer or other takeover attempt that the Board opposes.

Vacancies in the Board. Subject to the rights of any preferred stock, any vacancy in the Board resulting from any death, resignation, retirement, disqualification, removal from office or newly created directorship resulting from an increase in the authorized number of directors or otherwise may be filled by majority vote of the remaining directors then in office, even if less than a quorum, or shareholders.

Special Meetings of Shareholders. Special meetings of shareholders may be called at any time and from time to time only upon the written request of the Board, the chairman of the Board or the holders of a majority of our outstanding common stock.

Advance Notice Requirements for Shareholder Director Nominations and Shareholder Business. Once allowed after we complete a Public Listing or initial public offering, our Bylaws require that advance notice of shareholder director nominations and shareholder business for annual meetings be made in writing and given to our corporate secretary, together with certain specified information, not less than 90 days nor more than 120 days before the anniversary of the immediately preceding annual meeting of shareholders, subject to other timing requirements as specified in our Bylaws.

Virginia Anti-Takeover Statutes and Other Virginia Laws

Control Share Acquisitions Statute. Under the Virginia control share acquisitions statute, shares acquired in an acquisition that would cause an acquiror’s voting strength to meet or exceed any of three thresholds (20%, 33 1/3% or 50%) have no voting rights unless (1) those rights are granted by a majority vote of all outstanding shares other than those held by the acquiror or any officer or employee director of the corporation or (2) the articles of incorporation or bylaws of the corporation provide that the provisions of the control share acquisitions statute do not apply to acquisitions of its shares. An acquiring person that owns five percent or more of the corporation’s voting stock may require that a special meeting of the shareholders be held to consider the grant of voting rights to the shares acquired in the control share acquisition. This regulation was designed to deter certain takeovers of Virginia public corporations. Virginia law permits corporations to opt out of the control share acquisition statute. We have not opted out.

Affiliated Transactions. Under the Virginia anti-takeover law regulating affiliated transactions, material acquisition transactions between a Virginia corporation and any holder of more than 10% of any class of its outstanding voting shares are required to be approved by the holders of at least two-thirds of the remaining voting shares. Affiliated transactions subject to this approval requirement include mergers, share exchanges, material dispositions of corporate assets not in the ordinary course of business, any dissolution of the corporation proposed by or on behalf of a 10% holder or any reclassification, including reverse stock splits, recapitalization or merger of the corporation with its subsidiaries, that increases the percentage of voting shares owned beneficially by a 10% holder by more than five percent. For three years following the time that a shareholder becomes an interested shareholder, a Virginia corporation cannot engage in an affiliated transaction with the interested shareholder without approval of two-thirds of the disinterested voting shares and a majority of the disinterested directors. A disinterested director is a director who was a director on the date on which an interested shareholder became an interested shareholder or was recommended for election or elected by a majority of the disinterested directors then on the board. After three years, the approval of the disinterested directors is no longer required. The provisions of this statute do not apply if a majority of disinterested directors approve the acquisition of shares making a person an interested shareholder. As permitted by Virginia law, we have opted out of the affiliated transactions provisions.

Director Standards of Conduct. Under Virginia law, directors must discharge their duties in accordance with their good faith business judgment of the best interests of the corporation. Directors may rely on the advice or acts of others, including officers, employees, attorneys, accountants and board committees if they have a good faith belief in their competence. Virginia law provides that, in determining the best interests of the corporation, a director may consider the possibility that those interests may best be served by the continued independence of the corporation.

Corporate Opportunities

In our Articles of Incorporation, subject to certain limitations, we expressly waive any fiduciary duty owed to us by our directors with respect to any business opportunities that may be of interest to us, including any conflict of interest caused if one of our directors takes advantage of such a business opportunity. Our directors may further their self-interest and engage in such a business opportunity for their own benefit so long as such a director did not specifically become aware of the opportunity in his or her capacity as a representative of the Company. Our directors may engage in the same or similar business as the Company and have no duty to share any business opportunity that may be of interest to us if such a director learned of the opportunity outside of his or her role as a representative of the Company. This provision in our Articles of Incorporation terminates when we complete a Public Listing.

Exclusive Forum

Our Articles of Incorporation provide that the United States District Court for the Easter District of Virginia is the sole and exclusive forum for any derivative action brought on our behalf, any action asserting a breach of fiduciary duty, any action asserting a claim arising under the Virginia Stock Corporation Act or any action asserting a claim against us that is governed by the internal affairs doctrine. The choice of forum provision may limit a shareholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers and other employees.

Indemnification of Officers and Directors

Virginia law permits, and our Articles of Incorporation provide for, the indemnification of our directors and officers with respect to certain liabilities and expenses imposed upon them in connection with any civil, criminal or other proceeding by reason of having been a director or officer of the Company. This indemnification does not apply to willful misconduct or a knowing violation of the criminal law. We have been informed that in the opinion of the SEC indemnification for liability under the Securities Act of 1933, as amended, is against public policy and is unenforceable.

Transfer Agent and Registrar

Our transfer agent and registrar of the common stock is American Stock Transfer & Trust Company.

Item 2. Exhibits.

		Incorporated by Reference
Exhibit Number	Exhibit Description	Form	Exhibit Number	Filing Date	SEC File No.	Filed Herewith
2.1	Second Amended Joint Chapter 11 Plan of Reorganization of Penn Virginia Corporation and Its Debtor Affiliates (Technical Modifications) filed pursuant to Chapter 11 of the United States Bankruptcy Code filed on August 10, 2016 with the United States Bankruptcy Court for the Eastern District of Virginia, Richmond Division	8-K	2.1	08/17/2016	001-13283

3.1	Second Amended and Restated Articles of Incorporation of Penn Virginia Corporation	8-K	3.1	09/15/2016	001-13283

3.2	Second Amended and Restated Bylaws of Penn Virginia Corporation	8-K	3.2	09/15/2016	001-13283

10.3	Registration Rights Agreement, dated as of September 12, 2016, between Penn Virginia Corporation and the holders party thereto	8-K	10.3	09/15/2016	001-13283

10.4	Shareholders Agreement, dated as of September 12, 2016, between Penn Virginia Corporation and the shareholders party thereto.	8-K	10.4	09/15/2016	001-13283

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, hereunto duly authorized.

PENN VIRGINIA CORPORATION

Date: December 22, 2016	By:	/s/ John A. Brooks
	Name:	John A. Brooks
	Title:	Interim Principal Executive Officer, Executive Vice President and Chief Operating Officer

EXHIBIT INDEX

		Incorporated by Reference
Exhibit Number	Exhibit Description	Form	Exhibit Number	Filing Date	SEC File No.	Filed Herewith
2.1	Second Amended Joint Chapter 11 Plan of Reorganization of Penn Virginia Corporation and Its Debtor Affiliates (Technical Modifications) filed pursuant to Chapter 11 of the United States Bankruptcy Code filed on August 10, 2016 with the United States Bankruptcy Court for the Eastern District of Virginia, Richmond Division	8-K	2.1	08/17/2016	001-13283

3.1	Second Amended and Restated Articles of Incorporation of Penn Virginia Corporation	8-K	3.1	09/15/2016	001-13283

3.2	Second Amended and Restated Bylaws of Penn Virginia Corporation	8-K	3.2	09/15/2016	001-13283

10.3	Registration Rights Agreement, dated as of September 12, 2016, between Penn Virginia Corporation and the holders party thereto	8-K	10.3	09/15/2016	001-13283

10.4	Shareholders Agreement, dated as of September 12, 2016, between Penn Virginia Corporation and the shareholders party thereto.	8-K	10.4	09/15/2016	001-13283